SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

          Aurizon Mines Ltd.
(Name of Company)

        Common Shares, No Par Value
(Title of Class of Securities)

                         05155P106
(CUSIP Number)

Lucie Desjardins,
Corporate Secretary
 Cambior Inc.
1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Québec
J4K 5G4
(450) 677-0040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                      January 23, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05155P106	13D

(1) Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only).
Cambior Inc.

(2) Check the Appropriate Box if a Member of a
Group (See Instructions)		(a)

		(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
N/A

(5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).

(6) Citizenship or Place of Organization
Québec

Number of	(7) Sole Voting Power	6,961,953
Shares
Beneficially	(8) Shared Voting Power	0
Owned by
Each	(9) Sole Dispositive Power	6,961,953
Reporting
Person With	(10) Shared Dispositive Power	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
6,961,953

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

(13) Percent of Class Represented by Amount in Row (11)
4.9895%

(14) Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer

This Amendment No. 1 amends the Statement 13D filed with the Securities and Exchange Commission on January 11, 2005 (such schedule, as amended, the "Schedule 13D") by Cambior Inc. ("Cambior") relating to the common shares (the "Common Shares") of Aurizon Mines Ltd., a company incorporated under the laws of the Province of British Columbia (the "Company"). The principal executive offices of the Company are located at 510 Burrard Street, Suite 900, Vancouver, British Columbia, V6C 3A8.

This Amendment No. 1 relates to the sale by Cambior through the facilities of the Toronto Stock Exchange of 2,440,000 Common Shares in multiple transactions taking place between January 19, 2006 and January 26, 2006.

The following amendments to Items 2, 4, and 5 of the Schedule 13D are hereby made.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

"This Amendment No. 1 is being filed by Cambior. Cambior is a company organized under the laws of the Province of Québec, with its principal place of business located at 1111 St. Charles Street West, Longueuil, Québec, J4K 5G4. Cambior is an international gold producer with operations, development projects and exploration activities throughout the Americas.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Cambior is set forth in Schedule A attached hereto.

Neither Cambior nor any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws."

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

"Cambior holds the Common Shares for investment purposes and has decided to reduce its investment in the Company. Cambior intends to monitor the business and affairs of the Company, including its financial performance and, depending upon these factors, market conditions and other factors, Cambior may dispose of additional Common Shares as it deems appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, Cambior may acquire additional Common Shares in the open market, in privately negotiated transactions or otherwise.

Except as described above, Cambior does not have any present plans or proposals which relate to or would result in: (a) the acquisition by it of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above."

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

"(a) Cambior may be deemed to be the beneficial owner of 6,961,953 Common Shares, which represents approximately 4.9895% of the outstanding Common Shares.

To the best of Cambior's knowledge, none of its directors or executive officers owns any Common Shares, other than the following:

	# of Common Shares	% of Common Shares
Name	Beneficially Owned	Outstanding

Graham Farquharson,	2,500	Less than 1%
Director

	235,000 (includes options to	Less than 1%
Robert Normand, Director	purchase 160,000 Common
Shares)

(b) The number of Common Shares that may be deemed to be beneficially owned by Cambior with respect to which there is (i) sole voting power is 6,961,953 (ii) shared voting power is none, (iii) sole dispositive power is 4.9895% and (iv) shared dispositive power is none.

The number of Common Shares that may be deemed to be beneficially owned by Mr. Farquharson with respect to which there is (i) sole voting power is 2,500 (ii) shared voting power is none, (iii) sole dispositive power is 2,500 and (iv) shared dispositive power is none.

The number of Common Shares that may be deemed to be beneficially owned by Mr. Normand with respect to which there is (i) sole voting power is 235,000, which includes options to purchase 160,000 Common Shares (ii) shared voting power is none, (iii) sole dispositive power is 235,000, which includes options to purchase 160,000 Common Shares, and (iv) shared dispositive power is none.

(c) To the best of Cambior's knowledge, none of its directors or executive officers has made any transactions in the Common Share in the past 60 days.

(d) Not applicable.

(e) Cambior ceased to be the beneficial owner of more than five percent of the Common Shares on January 26, 2006."

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2006
CAMBIOR INC.

By: /s/ Lucie Desjardins
Lucie Desjardins
Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CAMBIOR

The following sets forth the name and principal occupation of each executive officer of Cambior and the name, address and principal occupation of each director of Cambior. Each such person is a citizen of Canada.

A. Executive Officers

The business address of each executive officer is 1111 St. Charles Street West, East Tower Suite 750, Longueuil, Québec, Canada J4K 5G4.

NAME	PRINCIPAL OCCUPATION
Pierre Béliveau	Corporate Controller
Bryan A. Coates	Vice President, Finance and Chief Financial Officer
Marc Dagenais	Vice President, Legal Affairs
Lucie Desjardins	Corporate Secretary and Senior Legal Counsel
Lucie Gagnon	Treasurer
Louis P. Gignac	President, Chief Executive Officer and Director
Réjean Gourde	Senior Vice President, Guiana Shield
André Le Bel	Senior Legal Counsel and Assistant Secretary
Robert Ménard	Vice President, Projects and Construction
Jacques Perron	Vice President, Canada
Serge Vézina	Vice President, Environmental and Sustainability
François Viens	Vice President, Business Development and Exploration

B. Directors

PRINCIPAL
NAME	ADDRESS	OCCUPATION
Louis P. Gignac	(see above)	(see above)

Alexander G. Balogh	181 Bay Street, Suite 4100	Corporate Director
BCE Place, P.O. Box 755
Toronto (Ontario)
M5J 2T3

Guy G. Dufresne	1801, avenue McGill College	President and Chief Executive
	Bureau 1400	Officer,
	Montréal (Québec)	Québec Cartier Mining
	H3A 2N4	Company

Jean-André Élie	1929 Laird Blvd.	Corporate Director
Town of Mont Royal (Québec)
H3P 2V2

PRINCIPAL
NAME	ADDRESS	OCCUPATION

Graham Farquharson	12th Floor, 20 Toronto Street	President,
	Toronto (Ontario)	Strathcona Mineral Services
	M5C 2B8	Limited

Michel Gaucher	1, Place Ville-Marie, bureau 1812	Chairman of the Board,
	Montréal (Québec)	Dynamis Group, Inc.
H3B 4A9

Hubert T. Lacroix	1155 René Lévesque Blvd. West,	Senior Advisor,
	40th Floor, Montreal (Québec)	Stikeman Elliott LLP
H3B 3V2

Robert Normand	177 Grande Côte Street	Corporate Director
Rosemère (Québec)
J4A 1H5